QuickLinks -- Click here to rapidly navigate through this document

NOVAMERICAN STEEL INC.
2004 Second Quarter Report
For the six months ended May 29, 2004

Novamerican Steel

2004 Second Quarter Report
For the six months ended May 29, 2004

TO THE SHAREHOLDERS OF
NOVAMERICAN STEEL INC.

Second Quarter Results

Sales for the second quarter increased by $74.0 million, or 56.9%, to $204.3 million from $130.2 million for the same period in 2003.

Sales for the six months ended May 29, 2004 increased by $108.7 million, or 44.7%, to $351.7 million from $243.0 million in 2003.

Tons sold and processed in the second quarter of 2004 increased by 63,034 tons, or 14.9%, to 485,146 tons from 422,112 in the second quarter of 2003.

Tons sold and processed for the six months ended May 29, 2004 increased by 89,894 tons, or 10.8%, to 921,657 tons from 831,763 tons in 2003.

The gross margin for the second quarter 2004 increased to 29.8% from 19.3% in 2003.

The gross margin for the six months ended May 29, 2004 increased to 28.1% from 19.7% in 2003.

Net income for the second quarter increased by $18.7 million, or 1,000.3% to $20.6 million, or $2.12 per share (or $2.07 diluted), versus $1.9 million, or $0.19 per share, for the same period in 2003.

Net income for the six months ended May 29, 2004 increased by $24.1 million, or 689.2%, to $27.6 million, or $2.84 per share (or $2.80 diluted), versus $3.5 million, or $0.36 per share for the first six months of 2003.

Operations

Market conditions were robust during the second quarter as both demand and prices continued to increase and combined to produce record sales and profitability.

The Company announced the installation in its new facility in Montreal, Québec of a new in-line temper mill and cut-to-length line which is expected to be completed in the fourth quarter 2004. The new temper mill and rotary shear will improve the surface finish and flatness of cut-to-length sheet and plate and will set a new standard for quality in the Eastern Canadian and New England markets.

D. Bryan Jones, President and CEO, commented, "As manufacturers continue to invest in laser cutting technology, Novamerican Steel is committed to delivering higher standards of quality in the sheet and plate markets. Our new temper mill will allow us to supply superior quality product which will enhance the productivity of our customers' laser cutting equipment. The temper mill rolling process will improve surface finish, eliminate coil memory ("springback") and ensure flatness."

Outlook

Looking forward, the Company expects steady demand and firm pricing through the third quarter. While demand is likely to level off due to seasonal shutdowns and vacations, the supply of hot rolled coil should remain tight through August 2004. Management believes that, due to the relatively high price of flat rolled steel, there is still limited steel in the supply chain as service centers and end users remain vigilant with respect to inventory levels.

D. Bryan Jones
Chairman of the Board
President and Chief Executive Officer

Dorval, Québec
June 24, 2004

All dollar amounts are expressed in U.S. dollars.

The matters set forth in Outlook are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

NOVAMERICAN STEEL INC.
Corporate and Investor Information

CORPORATE HEAD OFFICE
2175 Hymus Boulevard
Dorval, Québec
Canada    H9P 1J8
(514) 368-6455 / (514) 335-6682
Fax: (514) 368-3635
www.novamerican.com

TRANSFER AGENT
Equiserve Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-877-282-1168

INVESTOR INQUIRIES
Copies of the Company's public financial reports including the Annual Report on Form 20-F filed with the Securities and Exchange Commission, may be obtained from the Company's website, www.novamerican.com or by calling (514) 368-6455.

Novamerican Steel

Novamerican Steel Inc. and Subsidiaries
2004 Second Quarter Report

In accordance with U.S. GAAP, expressed in thousands of U.S. dollars, except net income per share and tonnage.

Consolidated Statements of Operations, Comprehensive Income
and Retained Earnings
(unaudited)

	Quarter ended		Six months ended
	May 29, 2004	May 31, 2003	May 29, 2004	May 31, 2003
	$	$	$	$
Net sales	204,286	130,242	351,715	243,015
Cost of sales	143,328	105,050	253,027	195,063

Gross margin	60,958	25,192	98,688	47,952

Operating expenses
Plant	10,197	8,578	20,570	16,845
Delivery	5,205	4,582	9,894	8,445
Selling	3,359	2,901	6,515	5,734
Administrative and general	8,337	5,495	16,026	10,311

	27,098	21,556	53,005	41,335

Operating income	33,860	3,636	45,683	6,617

Interest expense	1,219	1,317	2,530	2,601
Share in income of joint ventures	(111)	(167)	(196)	(314)

	1,108	1,150	2,334	2,287

Income before income taxes	32,752	2,486	43,349	4,330
Income taxes	12,199	618	15,760	834

Net income	20,553	1,868	27,589	3,496

Net income per share
Basic	$2.12	$0.19	$2.84	$0.36

Diluted	$2.07	$ (a )	$2.80	$ (a )

Weighted average number of shares outstanding	9,700,000	9,700,000	9,700,000	9,700,000

Comprehensive income
Net income	20,553	1,868	27,589	3,496
Changes in cumulative translation adjustment	(1,679)	5,365	(4,045)	8,450
Change in unrealized loss on interest rate swap, net of deferred income taxes	322	(100)	289	(275)

	19,196	7,133	23,833	11,671

Retained earnings
Balance, beginning of period	118,907	100,417	111,871	98,789
Net income	20,553	1,868	27,589	3,496

Balance, end of period	139,460	102,285	139,460	102,285

Tons sold	251,394	225,899	480,301	418,978
Tons processed	233,752	196,213	441,356	412,785

	485,146	422,112	921,657	831,763

(a)
The stock options were antidilutive.

Consolidated Statements of Cash Flows
(unaudited)

	Quarter ended		Six months ended
	May 29, 2004	May 31, 2003	May 29, 2004	May 31, 2003
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	20,553	1,868	27,589	3,496
Adjustments to reconcile net income to net cash from (used for) operating activities
Depreciation and amortization	2,307	1,711	4,289	3,356
Share in income of joint ventures	(111)	(167)	(196)	(314)
Deferred income taxes	804	(43)	750	(350)
Loss (gain) on disposal of property, plant and equipment	(16)	(3)	451	(7)
Changes in working capital items
Accounts receivable	(20,538)	(2,816)	(34,778)	(2,886)
Income taxes receivable	—	(966)	595	(2,196)
Inventories	(3,740)	10,819	(21,800)	6,328
Prepaid expenses and other	337	171	(674)	(1,211)
Accounts payable and accrued liabilities	5,201	(2,753)	10,108	(6,560)
Income taxes payable	7,580	(128)	8,389	(3,908)

Net cash from (used for) operating activities	12,377	7,693	(5,277)	(4,252)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of minority interest	—	—	(161)	(2,278)
Distribution from a joint venture	—	—	255	—
Additions to property, plant and equipment	(2,626)	(1,917)	(4,692)	(4,255)
Proceeds from disposal of property, plant and equipment	29	93	2,421	97
Other assets	(75)	—	(124)	(2)

Net cash used for investing activities	(2,672)	(1,824)	(2,301)	(6,438)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(1,240)	788	(2,557)	14,216
Proceeds from long-term debt	2,679	(739)	15,746	553
Repayment of long-term debt	(9,522)	(6,174)	(12,225)	(7,944)

Net cash from (used for) financing activities	(8,083)	(6,125)	964	6,825

Effect of exchange rate changes on cash and cash equivalents	(165)	395	(297)	588

Net increase (decrease) in cash and cash equivalents	1,457	139	(6,911)	(3,277)
Cash and cash equivalents, beginning of period	2,897	4,174	11,265	7,590

Cash and cash equivalents, end of period	4,354	4,313	4,354	4,313

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	1,488	1,310	2,316	2,695

Income taxes paid	3,988	1,279	6,140	5,396

Consolidated Balance Sheets
(unaudited)

	May 29, 2004	May 31, 2003	November 29, 2003
	(unaudited)	(unaudited)	(audited)
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	4,354	4,313	11,265
Accounts receivable	113,718	76,861	81,991
Income taxes receivable	—	2,028	595
Inventories	111,926	87,663	92,876
Prepaid expenses and other	1,974	2,049	1,326
Deferred income taxes	1,505	1,197	1,656

	233,477	174,111	189,709
Investments in joint ventures	3,298	11,765	3,356
Property, plant and equipment	101,183	87,350	105,510
Goodwill	12,791	12,629	12,629
Other assets	1,258	1,533	1,452

	352,007	287,388	312,656

LIABILITIES
Current liabilities
Current portion of long-term debt	4,936	6,349	7,109
Bank indebtedness	15,454	19,475	18,863
Accounts payable and accrued liabilities	83,183	60,265	75,631
Income taxes payable	8,239	—	—

	111,812	86,089	101,603
Long-term debt	55,714	57,506	50,553
Fair value of interest rate swap	1,271	2,976	1,812
Deferred income taxes	13,662	9,279	12,973

	182,459	155,850	166,941

SHAREHOLDERS' EQUITY
Share capital	28,404	28,404	28,404
Retained earnings	139,460	102,285	111,871
Accumulated other comprehensive income	1,684	849	5,440

	169,548	131,538	145,715

	352,007	287,388	312,656

QuickLinks

  Consolidated Statements of Operations, Comprehensive Income and Retained Earnings (unaudited)
  Consolidated Statements of Cash Flows (unaudited)
  Consolidated Balance Sheets (unaudited)